November 14, 2024

Lynn Zhao
Chief Financial Officer
Socket Mobile, Inc.
40675 Encyclopedia Cir.
Fremont, CA 94538

       Re: Socket Mobile, Inc.
           Registration Statement on Form S-3
           Filed November 12, 2024
           File No. 333-283136
Dear Lynn Zhao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Erika Muhl, Esq.